

November 22, 2010

Craig Holland, President
Freeze Tag, Inc.
228 W. Main Street, 2nd Floor
Tustin, CA 92780

> **Re:** **Freeze Tag, Inc.**
> **Amendment 3 to Registration Statement on Form S-1**
> **Filed November 10, 2010**
> **File No. 333-168857**

Dear Mr. Holland:

We have reviewed your amended registration statement and have the following comments. Prior comments refer to those in our letter dated November 8, 2010.

General

1.   Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

Concentrations of Credit Risk, Major Customers and Major Vendors, page 34

2.   We note your response to comment 3. In your response letter, please explain why you have determined that you are not substantially dependent upon your licensing agreements with the Ohio Art Company and CMG Worldwide.

Exhibit 5.1

3.   The legality opinion indicates that the shares being registered "will be" legally issued, fully paid and non-assessable. Please have counsel revise the opinion to reflect that the shares have already been issued.

Please contact me at (202) 551-3456 if you have any questions about our comments. For additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Matthew Crispino
Staff Attorney

cc: <u>Via Facsimile: (949) 635-1244</u>
       Brian A. Lebrecht, Esq.